

Richard Baltenzberger Marketing, Miss Print

We are excited to be part of Jesse's team! He runs an exceptional organization that raises the bar every event for making it thru the pandemic and all the challenges with starting a new league. He gives me great confidence moving forward with a league that provides a platform for amateur MMA fighters. With having produced and provided events all around the country, the brand is growing evident by now being able to have professional fighters as part his events.

Invested $1,000 this round & $10,000 previously

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